Exhibit 99.2

EZGO Announces Pricing of $9.6 Million Registered Direct Offering

CHANGZHOU, China, Sept. 12, 2023 /PRNewswire/ -- EZGO Technologies Ltd. (Nasdaq: EZGO) ("EZGO" or the "Company"), a leading short-distance transportation solutions provider in China, today announced that it has entered into a definitive agreement with certain institutional investors for the purchase and sale of 8,498,125 ordinary shares, along with associated warrants (as further described herein) at a combined purchase price of $1.13 per ordinary share and associated warrants. Each one ordinary share will be sold together with one common warrant exercisable for one ordinary share at an exercise price of $1.13 per ordinary share and four exchange warrants each exercisable for one ordinary share at an exercise price of $1.13 per ordinary share. The common warrants and exchange warrants will each have a three year term. In addition to the customary cashless exercise rights provided in both the common warrants and the exchange warrants, the exchange warrants will also provide an alternate right to exercise on a cashless exercise basis and receive the total number of ordinary shares which the holder would have received if exercised, in full, for cash.

The aggregate gross proceeds to the Company are expected to be approximately $9.6 million, in consideration for which the Company will issue a total of 8,498,125 ordinary shares, common warrants to purchase up to 8,498,125 ordinary shares and exchange warrants to purchase up to 33,992,500 ordinary shares. The transaction is expected to close on or about September 13, 2023, subject to satisfaction of customary closing conditions.

Aegis Capital Corp. is acting as the Exclusive Placement Agent.

The registered direct offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-263315) previously filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective by the SEC on November 30, 2022. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About EZGO Technologies Ltd.

Leveraging an Internet of Things (IoT) product and service platform and three e-bicycle brands, "EZGO" and "Cenbird", EZGO has established a business model centered on the manufacturing and sale of two-and three-wheeled electric vehicles, lithium batteries, complemented by the e-bicycle charging pile business. For additional information, please visit EZGO's website at www.ezgotech.com.cn. Investors can visit the "Investor Relations" section of EZGO's website at www.ezgotech.com.cn/Investor.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate," or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, including the Company's most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.